UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Double88 Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,248,000 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,248,000 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,248,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2% *
12	Type of Reporting Person CO

* Represent 4.2% of the total outstanding shares on an as-converted basis assuming the Issuer’s outstanding series A convertible preferred shares, par value $0.0001 per share, are converted into ordinary shares on an one-for-one basis.

1	Names of Reporting Persons Wenzhi Ye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,248,000 ordinary shares. Mr. Xiyong Tang may also be deemed to have shared voting power with respect to the 11,248,000 shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,248,000 ordinary shares. Mr. Xiyong Tang may also be deemed to have shared dispositive power with respect to the 11,248,000 shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,248,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person IN

* Represent 4.2% of the total outstanding shares on an as-converted basis assuming the Issuer’s outstanding series A convertible preferred shares, par value $0.0001 per share, are converted into ordinary shares on an one-for-one basis.

1	Names of Reporting Persons Xiyong Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,248,000 ordinary shares. Mr. Wenzhi Ye may also be deemed to have shared voting power with respect to the 11,248,000 shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,248,000 ordinary shares. Mr. Wenzhi Ye may also be deemed to have shared dispositive power with respect to the 11,248,000 shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,248,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person IN

* Represent 4.2% of the total outstanding shares on an as-converted basis assuming the Issuer’s outstanding series A convertible preferred shares, par value $0.0001 per share, are converted into ordinary shares on an one-for-one basis.

Item 1(a).	Name of Issuer: AutoNavi Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

Item 2(a).	Name of Person Filing: Double88 Group Holdings Limited Wenzhi Ye Xiyong Tang
Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Double88 Group Holdings Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Wenzhi Ye

c/o AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District

Beijing 100102

The People’s Republic of China

Xiyong Tang

c/o AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District

Beijing 100102

The People’s Republic of China

Item 2(c).	Citizenship: Double88 Group Holdings Limited – British Virgin Islands Wenzhi Ye –People’s Republic of China Xiyong Tang – People’s Republic of China
Item 2(d).

Title of Class of Securities:

Ordinary shares of par value of $0.0001 per share.

In addition, the Issuer has series A convertible preferred shares of par value $0.0001 per share outstanding, which are convertible at any time at the election of the holder into ordinary shares at the then applicable conversion rate.

Item 2(e).	CUSIP No.: G0711U 106

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of AutoNavi Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Double88 Group Holdings Limited	11,248,000	5.2%	11,248,000	0	11,248,000	0
Wenzhi Ye	11,248,000	5.2%	0	11,248,000	0	11,248,000
Xiyong Tang	11,248,000	5.2%	0	11,248,000	0	11,248,000

Double88 Group Holdings Limited, a British Virgin Islands company, directly holds 11,048,000 ordinary shares of the Issuer and 50,000 American depositary shares, representing 200,000 ordinary shares. Double88 Group Holdings Limited is 45.85% owned by Mr. Jun Hou, 32.67% owned by Mr. Wenzhi Ye and 21.48% owned by Mr. Xiyong Tang. As directors of Double88 Group Holdings Limited, Messrs. Jun Hou, Wenzhi Ye and Xiyong Tang share voting and investment powers with respect to the ordinary shares owned by Double88 Group Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Jun Hou, Wenzhi Ye and Xiyong Tang may be deemed to beneficially own all of the ordinary shares of the Issuer held by Double88 Group Holdings Limited. Messrs. Wenzhi Ye and Xiyong Tang disclaim beneficial ownership of the ordinary shares owned by Double88 Group Holdings Limited except to the extent of their respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Double88 Group Holdings Limited	By:	/s/ Jun Hou
	Name:	Jun Hou
	Title:	Director

Wenzhi Ye	/s/ Wenzhi Ye
Wenzhi Ye

Xiyong Tang	/s/ Xiyong Tang
Xiyong Tang

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement